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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14045871

SEC FILE NUMBER
8-68530

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ALTO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue, Suite 16D
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781) 780-7069
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SP 2/14/14

OATH OR AFFIRMATION

I, Hin-King Tai, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Alto Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Iartchouk

GENIA IARTCHOUK
Notary Public, State of New York
Registration #01IA6229184
Qualified In New York County
Commission Expires Oct. 4, 2014

Hin-King Tai, CCO

Sworn and subscribed to before me this 21 day of February, 2014.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

ALTO SECURITIES, LLC
(A Development Stage Company)

CONTENTS

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Alto Securities, LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Alto Securities, LLC, (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not

for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alto Securities LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 9 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014

ALTO SECURITIES, LLC
(A Development Stage Company)

BALANCE SHEET

DECEMBER 31, 2013

Assets		
Cash	$ 62,101	
Assets on deposit	2,045	
Pre-paid asset	7,579	
Total Assets		$ 71,725
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	5,087	
Total Liabilities		5,087
Member's Equity		66,638
Total Liabilities and Member's Equity		71,725

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2013	For the Cumulative Period January 6, 2010 (Inception) to December 31, 2013
Expenses		
Regulatory fees	$ 3,163	$ 21,261
Occupancy	17,346	74,946
Legal and professional fees	19,648	59,135
Consulting	17,973	33,770
Office expenses	4,514	14,991
Other	--	9
Total Expenses	62,644	204,112
Provision for Income Taxes	--	--
Net Loss	$ (62,644)	$ (204,112)

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD JANUARY 6, 2010 (INCEPTION) TO DECEMBER 31, 2013

Balance - January 6, 2010 (Inception)	$ --
Capital contributions - March 29, 2010	3,500
Capital contributions - April 5, 2010	2,500
Capital contributions - May 11, 2010	150,000
Capital contributions - October 29, 2010	45,000
Net loss	(141,468)
Balance - December 31, 2012	59,532
Capital contributions - July 29, 2013	69,750
Net loss	(62,644)
Balance - December 31, 2013	$ 66,638

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2013	For the Cumulative Period January 6, 2010 (Inception) to December 31, 2013
Cash Flows from Operating Activities		
Net loss	$ (62,644)	$ (204,112)
Changes in operating assets and liabilities:		
Assets on deposit	2,955	(2,045)
Pre-paid asset	(3,107)	(7,578)
Accrued expenses	(2,864)	5,086
Total Adjustments	(3,016)	(4,537)
Net Cash Used in Operating Activities	(65,660)	(208,649)
Cash Provided by Financing Activities		
Capital contributions	69,750	270,750
Net (Decrease) Increase in Cash	4,090	62,101
Cash - Beginning	58,011	--
Cash - Ending	$ 62,101	$ 62,101

Supplemental Disclosure of Cash Flow Information

Interest	$ --	$ --
Income taxes	$ --	$ --

The accompanying notes are an integral part of these financial statements.

ALTO SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Alto Securities, LLC (a development stage company) (the "Company") was organized on January 6, 2010 in the State of Delaware as a limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly-owned subsidiary of Lindenkohl Holdings, LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The accompanying financial statements have been prepared in accordance with Accounting Standards Codification ("ASC") 915, "Development Stage Entities." The Company's statements of operations, member's equity and cash flows for the year ended December 31, 2013 represent the financial information cumulative from inception as required by ASC 915.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned. The Company did not earn any revenues during 2013.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents and approximately $62,100 in the operating checking account at December 31, 2013.

Restricted Cash

Restricted cash consists of $4,403 held on deposit as collateral for a security deposit.

2. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Income Taxes

No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the parent company as the parent company files consolidated returns with Alto Securities, LLC. The Parent is also responsible for a NYC unincorporated business tax.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. There are no deferred income taxes at December 31, 2013.

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its parent. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. Each owner is responsible for the tax liability, if any, related to its proportionate share of the Parent's taxable income

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Management has concluded that the Company is a pass-trough entity and there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provisions for federal or state income taxes have been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company does not have any monetary assets to which FASB ASC 820-5-1 might apply.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit Risk

The Company maintains checking accounts in financial institution insured by the Federal Deposit Insurance Corporation ("FDIC"). Management monitors the cash position and the cash position never exceeded the insurance limits during the fiscal year ended December 31, 2013.

3 *SUBSEQUENT EVENTS*

The Company has adopted The "Financial Standards Board" ASU 2010-09 dated February, 2010. Management has evaluated subsequent events through February 20, 2013, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements..

4 *RELATED PARTY TRANSACTIONS*

The Company has an expense sharing agreement with the Parent under which the Parent provides office space and administrative services in the ordinary course of business. The Company pays the Parent for such services and these costs have been included as components of occupancy and office expenses.

If the Company is unable to meet its annual expenditures, the Parent agrees to financially assist the Company and is committed to provide such funds as need to operate the business.

During the year the Company received $69,750 from the Parent in capital contributions.

5 *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of the minimum net capital and that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $57,000 which was approximately $52,000 in excess of its minimum requirement of approximately $ 5,000. The Company's aggregate indebtedness to net capital was .09 to 1 at December 31, 2013.

6. *EXEMPTION FROM RULE 15c3-3*

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, in not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. *COMMITMENTS AND CONTINGENCIES*

Litigation

The Company does not have any legal claims, either asserted or un-asserted and is not involved in any legal proceedings.

SCHEDULE I

ALTO SECURITIES, LLC
(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Net Capital		
Total member's equity	$ 66,638	
Deductions and Charges		
Non-allowable assets	(9,624)	
Net Capital		$ 57,014
Aggregate Indebtedness (A.I.)		
Accrued expenses	$ 5,087	
Total Aggregate Indebtedness		5,087
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 339
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 52,014
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 56,505
Ratio of A.I. to Net Capital		0.09

The above computation agrees with the December 31, 2013 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See independent auditors' report.

SCHEDULE II

ALTO SECURITIES, LLC

(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31.2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

SCHEDULE III

ALTO SECURITIES, LLC
(A Development Stage Company)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Members of
Alto Securities, LLC
New York, New York.

In planning and performing our audit of the financial statements of Alto Securities, LLC (the Company), as of and for the year ended December 31, 2013, and for the period from January 6, 2010 to December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014